Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

("Randgold Resources" or the "Company")

CHANGES TO THE BOARD AND BOARD COMMITTEES

Jersey, Channel Islands, 2 May 2017 – Following the annual general meeting held on 2 May 2017, and as announced on 3 February 2017, Kadri Dagdelen, a non-executive director and a member of the Company’s governance & nomination committee retired from the board on 2 May 2017.

Randgold Resources also announces that with effect from 2 May 2017, Olivia Kirtley, a non-executive director has been appointed a member of the audit committee. Also effective 2 May 2017, Jeanine Mabunda Lioko, a non-executive director, has been appointed a member of the governance and nomination committee, and will step down from the audit committee.

Commenting on the changes, Randgold Resources’ Chairman, Christopher Coleman, said: “These changes strengthen the board’s committees following recent changes to the board. I would like to thank Kadri for his contribution as a Randgold non-executive director. He has been a source of guidance for the business in particular to the mining teams over the past seven years. ”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com